=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934

                             (Amendment No. 4)

                              Gevity HR, INC.
               ------------------------------------------------
                               (Name of Issuer)

                     Common Stock par value $0.01 per share
                ------------------------------------------------
                        (Title of Class of Securities)

                                  374393106
                ------------------------------------------------
                               (CUSIP Number)

                           Allison Bennington, Esq.
                              ValueAct Capital
                       435 Pacific Avenue, Fourth Floor
                          San Francisco, CA  94133
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                 Authorized to Receive Notices and Communications)

                         Christopher G. Karras, Esq.
                                 Dechert LLP
                                  Cira Centre
                                2929 Arch Street
                          Philadelphia, PA 19104-2808
                                (215) 994-4000

                                 March 4, 2009
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 374393106                                              Page 2 of 17
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         2,985,426**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        2,985,426**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,985,426**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   12.1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 374393106                                              Page 3 of 17
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund III, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         305,900**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        305,900**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    305,900**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   1.2%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 374393106                                              Page 4 of 17
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners I, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         2,985,426**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        2,985,426**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,985,426**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 374393106                                              Page 5 of 17
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1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners III, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         305,900**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        305,900**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    305,900**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.2%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 374393106                                              Page 6 of 17
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1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,291,326**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,291,326**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,291,326**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 374393106                                              Page 7 of 17
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1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,291,326**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,291,326**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,291,326**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
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CUSIP NO. 55269P302                                             Page 8 of 17
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1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings, L.P.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,291,326**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,291,326**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,291,326**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 55269P302                                             Page 9 of 17
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1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings GP, LLC
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY        3,291,326**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,291,326**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,291,326**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

--------------------------                          -------------------------
CUSIP NO. 374393106                                             Page 10 of 17
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THE PURPOSE OF THIS AMENDMENT NO. 4 TO SCHEDULE 13D IS TO AMEND THE
OWNERSHIP REPORTS OF THE REPORTING PERSONS AND TO AMEND THE PURPOSE
OF TRANSACTION SECTION. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

Item 1.     Security and Issuer

       This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Gevity HR, Inc., a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 9000 Town Center Parkway, Bradenton, Florida 34202.

Item 2.     Identity and Background

      This statement is filed jointly by (a) ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"), (b) ValueAct Capital Master Fund III, L.P. ("ValueAct Master Fund III"), (c) VA Partners I, LLC ("VA Partners I"), (d) VA Partners III, LLC ("VA Partners III"), (e) ValueAct Capital Management, L.P. ("ValueAct Management L.P."), (f) ValueAct Capital Management, LLC ("ValueAct Management LLC"), (g) ValueAct Holdings, L.P. ("ValueAct Holdings") and (h) ValueAct Holdings GP, LLC ("ValueAct Holdings GP") (collectively, the "Reporting Persons").

       ValueAct Master Fund and ValueAct Master Fund III are limited partnerships organized under the laws of the British Virgin Islands. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

        VA Partners I is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Master Fund. VA Partners III is a Delaware limited partnership, the principal business of which is to serve as the General Partner to ValueAct Master Fund III. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

        ValueAct Management L.P. is a Delaware limited partnership which renders management services to ValueAct Master Fund and ValueAct Master Fund
III. ValueAct Management LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Management L.P. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

       ValueAct Holdings is a Delaware limited partnership and is the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and is the majority owner of the membership interests of VA Partners I and VA Partners III. ValueAct Holdings GP is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Holdings. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

       (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or

--------------------------                          -------------------------
CUSIP NO. 374393106                                            Page 11 of 17
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mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

     The information set forth or incorporated by reference in Item 4 is hereby incorporated herein by reference.

Item 4.     Purpose of Transaction

       Item 4 to Schedule 13D is amended, in pertinent part as follows:

      As of March 4, 2009, ValueAct Master Fund, ValueAct Master Fund III and TriNet Group, Inc., a Delaware corporation ("TriNet"), entered into a Voting and Support Agreement (the "Support Agreement") to induce TriNet to enter into the Agreement and Plan of Merger (the "Merger Agreement") dated March 4, 2009, by and among TriNet, Gin Acquisition, Inc., a Florida corporation and a wholly-owned subsidiary of TriNet ("Merger Sub"), and the Issuer. The Merger Agreement provides for Merger Sub to be merged (the "Merger") with and into the Issuer with the Issuer surviving as a wholly-owned subsidiary of TriNet. Pursuant to and subject to the terms and conditions of the Merger Agreement, each share of the Issuer's Common Stock issued and outstanding immediately prior to the effective time of the Merger will be automatically converted into the right to receive $4.00 in cash (the "Merger Consideration").

      ValueAct Master Fund and ValueAct Master Fund III agreed in the Support Agreement to, or cause the holder of record on any applicable record date to, appear at the meeting, in person or by proxy, or otherwise cause all of their shares of the Issuer's Common Stock to be counted as present thereat for purposes of establishing a quorum and vote (or caused to be voted), in person or by proxy, all of their shares of the Issuer?s Common Stock (i) in favor of the adoption of the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof), (ii) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or obligation or agreement of the Issuer contained in the Merger Agreement or of ValueAct Master Fund or ValueAct Master Fund III contained in the Support Agreement and (iii) except with the written consent of TriNet, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (A) any Acquisition Proposal (as defined in the Merger Agreement); or (B) any other action or proposal, involving the Issuer or any subsidiary of the Issuer that would reasonably be expected to prevent or materially impede, interfere with, delay, postpone or adversely affect the Merger or any other transaction contemplated by the Merger Agreement. In addition, ValueAct Master Fund and ValueAct Master Fund III granted to TriNet irrevocable proxies to vote their shares as described above.

      ValueAct Master Fund and ValueAct Master Fund III also agreed not to transfer any of their shares of the Issuer's Common Stock during the term of the Support Agreement, subject to certain exceptions, and not to grant any proxies or powers of attorney, deposit any shares of the Issuer's Common Stock into a voting trust, enter into a voting agreement with respect to any shares or participate directly or indirectly in the solicitation of any proxies from any person to vote in a manner which would be inconsistent with or violative of the provisions and agreements contained in the Support

--------------------------                          -------------------------
CUSIP NO. 374393106                                             Page 12 of 17
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Agreement, or take any action that would reasonably be expected to make any of their representations or warranties contained in the Support Agreement untrue or incorrect or have the effect of preventing or disabling them from performing their obligations under the Support Agreement.

      The Support Agreement terminates on the date that is the earliest of
(i) the Effective Time (as defined in the Merger Agreement), (ii) the termination of the Merger Agreement in accordance with its terms, (iii) written notice of termination of the Support Agreement by TriNet to the ValueAct Master Fund and ValueAct Master Fund III or (iv) the amendment of the Merger Agreement to provide for a reduction in the amount of the Merger Consideration or a change in the form of the Merger Consideration.

      References to, and descriptions of, the Merger, the Merger Agreement and the Support Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Support Agreement, included as Exhibits 2 and 3, respectively, to this Schedule 13D, which are incorporated herein in their entirety where such references and descriptions appear.

       Except as set forth in this Report and in connection with the Support Agreement described above, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subpararaphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.		Interest in Securities of the Issuer

      (a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Master Fund and ValueAct Master Fund III are also reported as beneficially owned by (i) ValueAct Management L.P. as the manager of each such investment partnership, (ii) ValueAct Management LLC, as General Partner of ValueAct Management L.P., (iii) ValueAct Holdings, as the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and as the majority owner of the membership interests of VA Partners I and VA Partners III and (iv) ValueAct Holdings GP, as General Partner of ValueAct Holdings. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by VA Partners I, as General Partner of ValueAct Master Fund. Shares reported as beneficially owned by ValueAct Master Fund III are also reported as beneficially owned by VA Partners III, as General Partner of ValueAct Master Fund III. VA Partners I, VA Partners III, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationships each of the ValueAct Master Fund and ValueAct Master Fund III is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners I (only with respect to ValueAct Master Fund), VA Partners III (only with respect to ValueAct Master Fund III), ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP.

--------------------------                          -------------------------
CUSIP NO. 374393106                                             Page 13 of 17
-----------------------------------------------------------------------------

      As of the date hereof, ValueAct Master Fund is the beneficial owner of 2,985,426 shares of Common Stock, representing approximately 12.1% of the Issuer's outstanding Common Stock (which shares may also be deemed to be beneficially owned by VA Partners I). As of the date hereof, ValueAct Master Fund III is the beneficial owner of 305,900 shares of Common Stock, representing approximately 1.2% of the Issuer's outstanding Common Stock (which shares may also be deemed to be beneficially owned by VA Partners
III).

        ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP may each be deemed the beneficial owner of an aggregate of 3,291,326 shares of Common Stock, representing approximately 13.3% of the Issuer's outstanding Common Stock.

       All percentages set forth in this Schedule 13D are based upon the Issuer's reported 24,690,272 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2008.

       (c),(d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       Other than as described elsewhere in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.

Item 7.		Material to Be Filed as Exhibits

(1) Joint Filing Agreement.

      (2) Agreement and Plan of Merger dated as of March 4, 2009, among Gevity HR, Inc., TriNet Group, Inc. and Gin Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Gevity HR, Inc. on March 6, 2009).

(3) Voting and Support Agreement, dated as of March 4, 2009, by and among ValueAct Master Fund, L.P., ValueAct Master Fund III, L.P. and TriNet Group, Inc. (incorporated by reference to Exhibit 2.2 to the Schedule 13D filed by TriNet on March 6, 2009).

--------------------------                          -------------------------
CUSIP NO. 374393106                                             Page 14 of 17
-----------------------------------------------------------------------------
                                  SIGNATURE
          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr., G. Mason Morfit and Allison Bennington, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 6, 2009         George F. Hamel, Jr., Chief Operating Officer

                              ValueAct Capital Master Fund III L.P., by
                              VA Partners III, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 6, 2009         George F. Hamel, Jr., Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 6, 2009         George F. Hamel, Jr., Chief Operating Officer


                              VA Partners III, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 6, 2009         George F. Hamel, Jr., Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 374393106                                             Page 15 of 17
-----------------------------------------------------------------------------

                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 6, 2009         George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 6, 2009         George F. Hamel, Jr., Chief Operating Officer


                                ValueAct Holdings, L.P., by
                                ValueAct Holdings GP, LLC, its
                                General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 6, 2009         George F. Hamel, Jr., Chief Operating Officer


                                 ValueAct Holdings GP, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 6, 2009         George F. Hamel, Jr., Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 374393106                                             Page 16 of 17
-----------------------------------------------------------------------------
                                 Exhibit 1

                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Gevity HR, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1834, as amended.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 6, 2009         George F. Hamel, Jr., Chief Operating Officer

                              ValueAct Capital Master Fund III L.P., by
                              VA Partners III, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 6, 2009         George F. Hamel, Jr., Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 6, 2009         George F. Hamel, Jr., Chief Operating Officer


                              VA Partners III, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 6, 2009         George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 6, 2009         George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 6, 2009         George F. Hamel, Jr., Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 374393106                                             Page 17 of 17
-----------------------------------------------------------------------------

                                ValueAct Holdings, L.P., by
                                ValueAct Holdings GP, LLC, its
                                General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 6, 2009         George F. Hamel, Jr., Chief Operating Officer


                                 ValueAct Holdings GP, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  March 6, 2009         George F. Hamel, Jr., Chief Operating Officer